United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Boeing Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Boeing Company

RE: The case for voting FOR Item 4 on the 2024 Proxy Ballot (“Review of China Business and ESG Commitments”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 4, “Review of China Business and ESG Commitments” (“Proposal”), on the 2024 proxy ballot for The Boeing Company (“Boeing” or the “Company”).

Boeing’s recent high-profile aviation incidents, which imperiled employees and customers, have further exposed insufficient operational checks and balances regarding safety. Shareholders should question the Company’s supervisory shortcomings as they extend to all areas of its operations.

Boeing Has Become Careless About Safety

On January 5, 2024, Alaska Airlines flight 1282 – a Boeing 737 MAX 9 – made an emergency landing after a plug door panel blew off the aircraft midair. The Federal Aviation Administration ordered the grounding and inspection of over one hundred 737 MAX 9 aircraft.[1] As a result,

Boeing first announced that Ed Clark, the vice president in charge of the Renton, Washington plant where the aircraft was manufactured, will leave the Company.[2] Then, further indicating a crisis in confidence of corporate leadership, Boeing announced that commercial aircraft business chief would leave immediately; CEO Dave Calhoun will leave at the end of 2024; and board chairman Larry Kellner will not stand for re-election at this year’s annual meeting.[3]

The leadership shakeup arrives after investigators from the National Transportation Safety Board revealed that the aircraft involved in the accident was missing four critical bolts when it left the factory.4 The incident is one of many in a cascade of failures that led to the company’s current predicament.5

The safety scandal has been catastrophic for Boeing and its shareholders. The Company is no longer providing financial guidance. According to Mr. Calhoun, “while we often use this time of year to share or update our financial and operational objectives, now is not the time for that.”6 Meanwhile, Airbus has extended its competitive lead over Boeing, and many have questioned whether the Company can still measure up to its European counterpart.7

1 Sider, Alison. “FAA Orders Grounding of Some Boeing 737 MAX 9 Jets After Emergency Landing,” Wall Street Journal, January 7, 2024. See https://www.wsj.com/business/airlines/alaska-airlines-jet-makes-emergency-landing-after-boeing-737-max-rips-open-b3af13fc.

2 Terlep, Sharon. “Boeing Executive Overseeing 737 MAX Plant Leaving Company,” Wall Street Journal, February 21, 2024. See https://www.wsj.com/business/airlines/boeing-executive-overseeing-737-program-leaving-company-2de872bc.

3 Terlep, Sharon. “Boeing CEO Dave Calhoun to Step Down in Wake of 737 MAX Struggles,” Wall Street Journal, March 25, 2024. See https://www.wsj.com/business/airlines/boeing-ceo-dave-calhoun-to-step-down-at-end-of-year-16917c94.

4 Ember, Sydney, & Walker, Mark. “Alaska Airlines 737 may have left Boeing factory missing bolts, N.T.S.B. says,” The New York Times, February 6, 2024. See https://www.nytimes.com/2024/02/06/business/ntsb-boeing-alaska-airlines-report.html

5 Sands, Leo. “Falling parts and a ‘nosedive’: 6 probes involving Boeing planes this year,” Washington Post, April 9, 2024. See https://www.washingtonpost.com/transportation/2024/04/09/boeing-plane-investigations-list/.

6 Terlep, Sharon. “Boeing Says It Can’t Set 2024 Financial Goals Amid 737 MAX Woes,” Wall Street Journal, January 31, 2024. See https://www.wsj.com/business/airlines/boeing-q4-earnings-ba-stock-2d165a8a.

7 Katz, Benjamin. “Airbus Extends Lead Over Boeing Amid Archrival’s Stumbles,” Wall Street Journal, February 15, 2024. See https://www.wsj.com/business/earnings/airbus-expects-to-deliver-more-planes-in-2024-despite-supply-chain-challenges-85ee0869.

Unfortunately this is not the first or even the most significant safety crisis to affect Boeing in recent years. The 737 MAX family was completely grounded in 2019 following two fatal crashes involving the MAX 8.8 The crisis caused significant damage to Boeing’s reputation and financial performance. The Company was still in the early stages of rehabbing its image when this most recent safety failure occurred.

The door blowout will reinforce the reputation that Boeing has become incautious, and its quality has diminished. The Company’s carelessness puts its competitive position at risk. Shareholders are justifiably concerned, as the fallout among Boeing’s customers has started to roll in. United Airlines announced that its first quarter earnings took an approximate $200-million hit due to the temporary grounding of the 737 Max 9.9 And door plug victim Alaska Air Group reported that the idling of its Max 9s drove the carrier to a net $132 million loss for the quarter.10

The Company is Also Careless About Its ESG Commitments

Given the Company’s recent safety record, shareholders should question whether Boeing’s sloppiness extends to other areas of its business. While the Company’s safety performance has suffered, it has focused on ESG commitments. However, it appears to follow through on its ESG promises no better than it does its safety promises. NLPC’s Proposal identifies areas where Boeing’s actions are incongruent with its ESG commitments. The Proposal states:

The Boeing Company (“Company”) touts the virtues of its ESG initiatives, such as its commitment to reduce operational greenhouse gas emissions 55 percent by 2030 below 2017’s, and to achieve 100 percent renewable electricity by the end of the decade, as part of commercial aviation’s goal of “net zero” greenhouse gas emissions by 2050.1 The Company also insists human rights are protected throughout its operations,2 as outlined in its “Basic Working Conditions and Human Rights in Boeing’s Supply Chain.”3

But the Company’s environmental promises and human rights commitments are belied by its cozy relationship with China, a country that is controlled by the dictatorial and inhumane Chinese Communist Party (CCP).4

The Proposal also identifies several areas where, by the Company’s own admission, it “does not conduct audits of suppliers to evaluate their compliance with company standards for trafficking and slavery in supply chains” and it “does not require its suppliers to certify that the materials incorporated into the products they deliver to Boeing comply with the laws regarding slavery and human trafficking of the country or countries in which they are doing business.”

8 “Boeing's ongoing 737 MAX crisis,” Reuters, February 6, 2024. See https://www.reuters.com/business/aerospace-defense/boeings-ongoing-737-max-crisis-2024-01-06/

9 Revell, Eric. “United said it lost $200 million from the temporary grounding of the Boeing 737 Max 9,” FoxBusiness.com, April 17, 2024. See https://www.foxbusiness.com/markets/united-said-it-lost-200-million-temporary-grounding-boeing-737-max-9.

10 Sider, Alison. “Boeing Blowout Pushes Alaska Air to a Loss,” Wall Street Journal, April 18, 2024. See https://www.wsj.com/livecoverage/stock-market-today-earnings-04-18-2024/card/boeing-blowout-deals-alaska-air-a-quarterly-loss-MCj1O54yFOZZ21b6DLrr.

Boeing’s admissions are further evidence that the Company does not take its ethical commitments seriously. If the Company exhibits incompetence when it comes to the necessary core competency of aircraft safety, how can shareholders expect it to stand firm on its ESG commitments?

Boeing’s Unconvincing Statement Against the Proposal

The Company’s opposition statement, found on page 90 of its Proxy, makes several claims designed to misinform or distract from the truth about its management, its operations, and how it addresses its ESG commitments. For example, the Company states:

Given Boeing’s existing comprehensive reporting of our operations in China and our responsible ESG practices, the report requested by the proposal would not meaningfully add to our current disclosures.

Boeing already provides detailed information on our operations and risk management in China and dealings with Chinese customers in our public disclosures. For example, our recent SEC filings, including our 2023 Annual Report on Form 10-K, have made it clear that China is a significant market for commercial aircraft and represents a key component of our commercial aircraft backlog. We also acknowledge the geopolitical pressures that have impacted and may continue to affect our business with Chinese customers and the supply chain generally.

The Company answers a question that was never asked. The “Resolved” section of the Proposal requests a “a third-party review (emphasis added)…of whether the Company’s activities and expenditures related to doing business in China align with its ESG commitments.” By Boeing’s own admission, and as the Proposal quotes from its own published materials, the Company conducts no third-party audits to assess human rights or slavery concerns in its supply chain, nor does it verify compliance with such standards via independent, unannounced audits, as many other companies claim to do. Boeing also “does not require its suppliers to certify that the materials incorporated into the products they deliver to…comply with the laws regarding slavery and human trafficking of the country or countries in which they are doing business.”

Thus the Company’s claim that the Proposal requests “would not meaningfully add to our current disclosures” defies logic. By its very nature, a third-party investigation and perspective on how the Company protects against potential human rights and slavery transgressions under ESG principles would “meaningfully add” to whatever public image Boeing attempts to project on the issues.

Further, the Company’s citation about its disclosures in its 10-K annual report reference a document that reveals nothing about its activities in China with regard to how they are congruent with its stated ESG commitments.11 Boeing’s only statements in the report about China have to do with what operations are present there, challenges from competitors, the nation’s economy, and trade and regulatory issues.

Boeing further argues in its opposition to the Proposal:

We believe that further singling out particular countries or groups of customers for scrutiny would be misleading to shareholders and potentially damage our relationships with customers, suppliers, and regulators. In addition, on an annual basis Boeing publishes an extensive enterprisewide Sustainability Report, which provides a comprehensive view of Boeing’s achievements and progress over the past year in areas of environmental stewardship, social progress, inclusion, and values-based, transparent governance.

As a result, the report requested by this proposal would not meaningfully add to our current disclosures and could in fact be misleading as it may suggest an imbalance in our current disclosures.

As with its (false) claims about its alleged annual report disclosures, Boeing’s Sustainability Report is a similarly hollow document.[12] The report is a glossy, glorified brochure filled with colorful photos, meaningless statistics and empty pro-ESG rhetoric that relies heavily on the diversity, equity and inclusion emphases that likely contributed to Boeing’s safety failures. The only mentions about China have to do with its “partnerships” that emphasize sustainability and “green” initiatives, without addressing how Boeing achieves accountability in a land of oppressive communists on human rights issues. As for environmental stewardship, Boeing’s engagement with China is laughable, as the country is a notorious polluter and has continued

with a “full steam ahead” posture on the development of coal-fired power plants in the country.[13]

Finally, Boeing’s concern about “singling out particular countries…for scrutiny” and that “it may suggest an imbalance in our current disclosures” illustrate why a third-party audit is badly needed. Obviously the Company is more fearful of upsetting a government that the U.S. State Department has characterized as “genocidal” and

11 2023 Annual Report, The Boeing Company. See https://www.sec.gov/Archives/edgar/data/12927/000001292724000010/ba-20231231.htm.

12 “2023 Sustainability Report,” The Boeing Company. See https://www.boeing.com/content/dam/boeing/boeingdotcom/principles/sustainability/sustainability-report/2023/assets/2023-Boeing-Sustainability-Report.pdf.

13 Butts, Dylan. “China accounted for two-thirds of new global coal plant capacity in 2023, report finds,” CNBC, April 14, 2024. See https://www.cnbc.com/2024/04/15/china-boosts-global-coal-power.html.

as a persistent violator of human rights, than protecting those human rights under its purported ESG commitments.

Finally, in its opposition to the Proposal, Boeing states:

The Board regularly assesses significant risks to the Company…

The Board is responsible for overseeing management in the execution of its risk management responsibilities and for assessing the Company’s approach to risk management…

…the Board also regularly reviews strategic, operational, financial, compensation and compliance risks with senior management.

…Senior management is responsible for day-to-day management of risk, including the creation of appropriate risk management policies, procedures and mitigation plans.

The Board works closely with senior management to oversee and assess the execution of and approach to our risk management enterprisewide.

Under the existing conditions at Boeing and its present crisis, which delayed this year’s annual meeting by weeks versus last year’s meeting, the Board and senior management can be considered nothing less than a colossal failure. Mr. Calhoun is leaving as CEO, and Mr. Kellner is not standing for re-election as Chairman. For the Board and management to say “we’ve got this” when it comes to protecting against risk of any type, much less the present vulnerabilities as it pertains to China, is unconvincing to say the least.

Conclusion

Inconsistency and incongruity persist between articulated and published ESG commitments and actual practices and operations, especially as it pertains to operations and activities in China, and pose substantial risk to The Boeing Company and its shareholders.

While the Company insists that existing policies and disclosures, as well as Board and senior management oversight, account for these risks, such is not the case. A massive cloud hangs over the Company’s operations and viability, particularity with regard to safety and competitiveness.

For these reasons, we urge shareholders to vote FOR Item 4, “Review of China Business and ESG Commitments,” on The Boeing Company’s 2024 Proxy Statement and voting card.

Photo credits:

Page 2 – Alaska Airlines Boeing Max 9, Alaskan Dude/Creative Commons

Page 4 – Boeing 787 on production line, Jetstar Airways/Creative Commons

Page 5 – People’s Republic of China Chairman Xi Jinping, UN Geneva/Creative Commons

Page 6 – Dave Calhoun, Screengrab: YouTube

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For questions regarding The Boeing Company – Item 4 – the Shareholder Proposal Regarding a “Review of China Business and ESG Commitments,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.